UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On July 9, 2026, the Company issued a press release (the “Press Release”) titled “Maris-Tech Receives Follow-On Orders from Existing Defense Customer for Observation Systems,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Report”).

On July 1, 2026, the Board of Directors of Maris-Tech Ltd. (the “Company”) approved the Maris-Tech Ltd. Amended and Restated 2021 Equity Incentive Plan (the “Amended and Restated Plan”), which amends and restates the Company’s existing 2021 Share Option Plan, as amended (the “Plan”). Among other things, the Amended and Restated Plan changes the name of the Plan, expands the types of equity awards that may be granted thereunder to include restricted shares and restricted share units, revises the share reserve provisions to provide that the number of Ordinary Shares reserved for the issuance of awards under the Amended and Restated Plan will be determined by resolution of the Board of Directors from time to time and makes certain related and administrative changes. Pursuant to the provisions of the Amended and Restated Plan, on July 1, 2026, the Board of Directors approved an increase in the number of Ordinary Shares reserved for the issuance of awards under the Amended and Restated Plan from 800,000 Ordinary Shares as previously authorized under the Plan to 2,300,000 Ordinary Shares.

The foregoing description of the Amended and Restated Plan is qualified in its entirety by reference to the full text of the Amended and Restated Plan, a copy of which is filed as Exhibit 99.2 with this Report and incorporated herein by reference.

This Report, including Exhibit 99.2, and the first three paragraphs and the section titled “Forward-Looking Statements Disclaimer” in the Press Release are incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-262910, 333-274826 and 333-297307) and Registration Statements on Form F-3 (Registration No. 333-270330 and No. 333-294280), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated July 9, 2026, titled “Maris-Tech Receives Follow-On Orders from Existing Defense Customer for Observation Systems.”
99.2	Maris-Tech Ltd. Amended and Restated 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-297307) filed on July 6, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: July 9, 2026	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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